UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November, 2019
Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒           Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: November 12, 2019	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

NEWS RELEASE
FOR IMMEDIATE DISTRIBUTION

Intertape Polymer Group Reports 2019 Third Quarter Results

•	Quarterly revenue increased 5.2% to $293.6 million

•	Quarterly IPG Net Earnings increased $2.9 million to $12.5 million

•	Quarterly IPG Adjusted Net Earnings(1) decreased $1.6 million to $17.4 million

•	Quarterly adjusted EBITDA(1) increased 22.4% to $46.0 million(2)

MONTREAL, QUEBEC and SARASOTA, FLORIDA - November 11, 2019 - Intertape Polymer Group Inc. (TSX:ITP) (the "Company") today released results for its third quarter ended September 30, 2019. All amounts in this press release are denominated in US dollars unless otherwise indicated and all percentages are calculated on unrounded numbers. For more information, refer to the Company's management's discussion and analysis ("MD&A") and unaudited interim condensed consolidated financial statements and notes thereto as of and for the three and nine months ended September 30, 2019 ("Financial Statements").

“Our top line growth this quarter was predominantly driven by acquisitions, while the stronger Adjusted EBITDA and margin is a result of the plants' performance, effective management of prices and raw material input costs, and our ability to successfully integrate the assets we've acquired,” said Greg Yull, President and CEO. “We have spent two-plus years investing in our asset base to make IPG a world-class, low-cost manufacturer that is competitive independent of the macro-economic environment. We continue to see strong demand in the areas where we have invested, specifically water-activated tapes and protective packaging. On the execution front, our recent acquisitions continue to show improvement as we work toward improving their margin profile to legacy IPG levels. As our cash flow generation has improved in the seasonally stronger second half of the year we have aggressively paid down debt which remains a top priority through the end of the year.”

Third Quarter 2019 Highlights (as compared to third quarter 2018):

•	Revenue increased 5.2% to $293.6 million primarily due to the Polyair(3) and Maiweave(4) acquisitions.

•
Gross margin increased to 21.8% from 20.5% primarily due to an increase in spread between selling prices and combined raw material and freight costs, partially offset by the dilutive impact of the Maiweave acquisition.

•
Net earnings attributable to the Company shareholders ("IPG Net Earnings") increased $2.9 million to $12.5 million ($0.21 basic and diluted earnings per share) primarily due to an increase in gross profit and a decrease in manufacturing facility closures, restructuring and other related charges resulting mainly from the non recurrence of a one-time charge for non-cash impairments of property, plant and equipment and inventory related to the closure of the Johnson City, Tennessee manufacturing facility in the third quarter of 2018. These favourable impacts were partially offset by increases in (i) interest expense mainly due to a higher average cost of debt, including the impact of the Senior Unsecured Notes(5), (ii) income tax expense mainly due to the elimination of certain tax benefits as a result of the Tax Cuts and Jobs Act ("TCJA") enacted into law in the United States on December 22, 2017 related to intercompany debt, and (iii) selling, general and administrative ("SG&A") expenses primarily due to additional SG&A from the Polyair and Maiweave acquisitions.

•
Adjusted net earnings decreased $1.6 million to $17.4 million ($0.30 basic and diluted adjusted earnings per share)(1) primarily due to increases in (i) finance costs mainly due to interest expense, (ii) income tax expense and (iii) SG&A, partially offset by organic growth in gross profit as well as adjusted net earnings contributed by the Polyair and Maiweave acquisitions.

•
Adjusted EBITDA increased 22.4% to $46.0 million primarily due to (i) organic growth in gross profit, (ii) adjusted EBITDA contributed by the Polyair and Maiweave acquisitions and (iii) the favourable impact of operating lease payments totalling $1.8 million that were capitalized in the third quarter of 2019 in accordance with new lease accounting guidance implemented on January 1, 2019.

•
Cash flows from operating activities increased $35.3 million to $48.4 million mainly due to a smaller increase in accounts receivable primarily due to the timing of revenue invoiced in the third quarter of 2019 as compared to the third quarter of 2018, the non-recurrence of a discretionary pension contribution in the third quarter of 2018, and an increase in gross profit.

•	Free cash flows(1) increased by $48.8 million to $39.0 million primarily due to an increase in cash flows from operations and a decrease in capital expenditures.

(1)	Non-GAAP financial measure. For definitions and reconciliations of non-GAAP financial measures to their most directly comparable GAAP financial measures, see “Non-GAAP Financial Measures” below.

(2)
This includes the favourable impact of operating lease payments totalling $1.8 million that were capitalized in the third quarter of 2019 in accordance with new lease accounting guidance implemented on January 1, 2019.

(3)	"Polyair Acquisition" refers to the acquisition by the Company of 100% of the outstanding equity value in Polyair Inter Pack, Inc. ("Polyair") on August 3, 2018.

(4)	"Maiweave Acquisition" refers to the acquisition by the Company of substantially all of the operating assets of Maiweave LLC ("Maiweave") on December 17, 2018.

(5)	"Senior Unsecured Notes" refers to the private placement of $250.0 million in senior unsecured notes due October 15, 2026.

Other Highlights:
Dividend Declaration

On November 8, 2019, the Company declared a quarterly cash dividend of $0.1475 per common share, unchanged from the prior period, payable on December 30, 2019 to shareholders of record at the close of business on December 16, 2019. These dividends will be designated by the Company as "eligible dividends" as defined in Subsection 89(1) of the Income Tax Act (Canada).

Outlook

The Company has revised its expectations for revenue and adjusted EBITDA for the fiscal year as follows:

•
Revenue in 2019 is now expected to be between $1,150 and $1,165 million, down from the original expectation of between $1,180 and $1,220 million. This is based on the current run rate as of September 30 and the remaining period to meet the original outlook given the current view of demand indicators in the market. This excludes the impact of any merger and acquisitions activity that takes place in 2019, and any significant fluctuations in selling prices caused by unforeseen variations in raw material prices.

•
Adjusted EBITDA for 2019 is now expected to be between $170 and $174 million which is at the higher end of the original expectation of between $164 and $174 million. This estimate includes the expected impact of new accounting guidance for leases whereby operating lease rent expense will be classified as amortization of the right-of-use asset and interest expense on the related lease obligation, both of which are items excluded from the non-GAAP measure adjusted EBITDA, estimated to be between $6 and $7 million for the year ended December 31, 2019. For the year ended December 31, 2018, rent expense included in adjusted EBITDA was $4.6 million related to operating leases that were accounted for as right-of-use assets as of January 1, 2019.

The remaining expectations are unchanged from those set out in the Company's MD&A as of and for the year ended December 31, 2018, except for an additional exclusion related to the Proposed Tax Assessment(1), and are as follows:

•	Total capital expenditures for 2019 are expected to be between $45 and $55 million.

•
Excluding the potential impact of changes in the mix of earnings between jurisdictions and the Proposed Tax Assessment, the Company expects a 25% to 30% effective tax rate for 2019 and cash taxes paid in 2019 to be approximately two-thirds of the income tax expense in 2019, primarily due to the elimination of certain tax benefits as a result of the TCJA related to intercompany debt.

(1)
"Proposed Tax Assessment" refers to a proposed state income tax assessment and the related interest expense recognized in the second quarter of 2019 totalling $2.3 million resulting from the denial of the utilization of certain net operating losses generated in tax years 2000-2006.

Conference Call

A conference call to discuss the Company's 2019 third quarter results will be held Monday, November 11, 2019, at 10 A.M. Eastern Time.

Participants may join by telephone or computer as follows:

Telephone: Please dial 877-291-4570 (USA & Canada) and 647-788-4919 (International). PLEASE CLICK THE LINK OR TYPE INTO YOUR BROWSER TO ACCESS THE ACCOMPANYING PRESENTATION:

https://www.itape.com/investor%20relations/events%20and%20presentations/investor%20presentations

You may access a replay of the call by dialing 800-585-8367 (USA & Canada) or 416-621-4642 (International) and entering Access Code 8595469. The recording will be available from November 11, 2019 at 1:00 P.M. until December 11, 2019 at 11:59 P.M. Eastern Time.

Computer: PLEASE CLICK THE LINK OR TYPE INTO YOUR BROWSER TO ACCESS THE WEBCAST:

https://event.on24.com/wcc/r/2122868-1/B45D561034994DDB03D869CABC7248AA

About Intertape Polymer Group Inc.

Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film based pressure-sensitive and water-activated tapes, polyethylene and specialized polyolefin films, protective packaging, engineered coated products and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota, Florida, the Company employs approximately 3,600 employees with operations in 30 locations, including 21 manufacturing facilities in North America, four in Asia and one in Europe.

For information about the Company, visit www.itape.com.

Forward-Looking Statements

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, "forward-looking statements"), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this press release, including statements regarding the Company's expected improved cash flow generation; the Company's priority to use that cash flow generation for debt repayment; and the Company's full year 2019 outlook, including revenue, adjusted EBITDA, capital expenditures, effective tax rate and income tax expenses, may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the Company's management. Words such as "may," "will," "should," "expect," "continue," "intend," "estimate," "anticipate," "plan," "foresee," "believe" or "seek" or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in the Company's industry, the Company's customers' industries and the general economy; the impact of changes to tariffs and other international trade developments; the anticipated benefits from the Company's greenfield projects and manufacturing facility expansions; the impact of selling price increases; the impact of fluctuations in raw material prices and freight costs; the anticipated benefits from the Company's acquisitions and partnerships; the anticipated benefits from the Company's capital expenditures; the quality and market reception of the Company's products; the Company's anticipated business strategies; risks and costs inherent in litigation; the Company's ability to maintain and improve quality and customer service; anticipated trends in the Company's business; anticipated cash flows from the Company's operations; availability of funds under the Company's 2018 Credit Facility; and the Company's ability to continue to control costs. The Company can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read "Item 3 Key Information - Risk Factors", "Item 5 Operating and Financial Review and Prospects (Management's Discussion & Analysis)" and statements located elsewhere in the Company's annual report on Form 20-F for the year ended December 31, 2018 and the other statements and factors contained in the Company's filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this press release. The Company will not update these statements unless applicable securities laws require it to do so.

Note to readers: Complete consolidated financial statements and MD&A are available on the Company's website at www.itape.com in the Investor Relations section or under the Company's profile on SEDAR at www.sedar.com.

FOR FURTHER INFORMATION PLEASE CONTACT:
Ross Marshall
Investor Relations
(T) (416) 526-1563
(E) ross.marshall@loderockadvisors.com

Intertape Polymer Group Inc.
Consolidated Earnings
Periods ended September 30,
(In thousands of US dollars, except per share amounts)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
	$	$	$	$
Revenue	293,598	279,062	867,030	765,364
Cost of sales	229,535	221,719	680,477	603,120
Gross profit	64,063	57,343	186,553	162,244
Selling, general and administrative expenses	35,025	34,230	104,141	91,006
Research expenses	3,326	2,926	9,518	9,381
	38,351	37,156	113,659	100,387
Operating profit before manufacturing facility closures, restructuring and other related charges	25,712	20,187	72,894	61,857
Manufacturing facility closures, restructuring and other related charges	1,614	5,777	5,793	5,476
Operating profit	24,098	14,410	67,101	56,381
Finance costs
Interest	7,764	3,952	24,022	10,359
Other (income) expense, net	(459)	(1,497)	(316)	957
	7,305	2,455	23,706	11,316
Earnings before income tax expense	16,793	11,955	43,395	45,065
Income tax expense (benefit)
Current	6,584	(496)	13,736	1,257
Deferred	(2,332)	2,742	125	7,775
	4,252	2,246	13,861	9,032
Net earnings	12,541	9,709	29,534	36,033
Net earnings (loss) attributable to:
Company shareholders	12,528	9,663	29,584	36,120
Non-controlling interests	13	46	(50)	(87)
	12,541	9,709	29,534	36,033
Earnings per share attributable to Company shareholders
Basic	0.21	0.16	0.50	0.61
Diluted	0.21	0.16	0.50	0.61

Intertape Polymer Group Inc.
Consolidated Cash Flows
Periods ended September 30,
(In thousands of US dollars)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
	$	$	$	$
OPERATING ACTIVITIES
Net earnings	12,541	9,709	29,534	36,033
Adjustments to net earnings
Depreciation and amortization	15,697	11,713	45,238	31,765
Income tax expense	4,252	2,246	13,861	9,032
Interest expense	7,764	3,952	24,022	10,359
Non-cash charges in connection with manufacturing facility closures, restructuring and other related charges	526	5,237	2,535	5,235
Share-based compensation expense	456	1,847	2,042	1,543
Loss (gain) on foreign exchange	34	(1,983)	(608)	(293)
Pension and other post-retirement expense related to defined benefit plans	530	589	1,571	2,015
Other adjustments for non-cash items	1,009	307	1,597	1,227
Income taxes paid, net	(3,417)	(702)	(7,390)	(339)
Contributions to defined benefit plans	(238)	(11,958)	(985)	(13,474)
Cash flows from operating activities before changes in working capital items	39,154	20,957	111,417	83,103
Changes in working capital items
Trade receivables	(2,806)	(14,729)	(17,296)	(20,565)
Inventories	232	(217)	(10,247)	(24,979)
Other current assets	700	(3,025)	8,973	(4,711)
Accounts payable and accrued liabilities and share-based compensation liabilities, current	11,251	9,227	(30,440)	(12,244)
Provisions	(181)	852	(675)	26
	9,196	(7,892)	(49,685)	(62,473)
Cash flows from operating activities	48,350	13,065	61,732	20,630
INVESTING ACTIVITIES
Acquisition of subsidiary, net of cash acquired	—	(144,962)	—	(144,962)
Purchases of property, plant and equipment	(9,343)	(22,874)	(38,587)	(57,622)
Other investing activities	(659)	(281)	(512)	(637)
Cash flows from investing activities	(10,002)	(168,117)	(39,099)	(203,221)
FINANCING ACTIVITIES
Proceeds from borrowings	35,531	206,113	150,300	679,828
Repayment of borrowings	(59,644)	(38,056)	(133,969)	(454,005)
Payments of debt issue costs	(76)	(143)	(76)	(2,761)
Interest paid	(3,605)	(3,542)	(20,864)	(8,071)
Proceeds from exercise of stock options	—	—	2,015	163
Dividends paid	(8,709)	(8,214)	(25,250)	(24,687)
Cash outflow from capital transactions with non-controlling interest in Capstone	—	(2,630)	—	(2,630)
Other financing activities	22	189	(84)	189
Cash flows from financing activities	(36,481)	153,717	(27,928)	188,026
Net increase (decrease) in cash	1,867	(1,335)	(5,295)	5,435
Effect of foreign exchange differences on cash	(1,264)	42	(157)	(1,891)
Cash, beginning of period	12,596	13,930	18,651	9,093
Cash, end of period	13,199	12,637	13,199	12,637

Intertape Polymer Group Inc.
Consolidated Balance Sheets
As of
(In thousands of US dollars)

	September 30, 2019	December 31, 2018
	(Unaudited)	(Audited)
	$	$
ASSETS
Current assets
Cash	13,199	18,651
Trade receivables	146,296	129,285
Inventories	198,747	190,675
Other current assets	17,700	24,395
	375,942	363,006
Property, plant and equipment	419,053	377,076
Goodwill	107,761	107,714
Intangible assets	117,136	122,389
Deferred tax assets	28,134	25,069
Other assets	8,340	9,586
Total assets	1,056,366	1,004,840
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	135,515	154,838
Share-based compensation liabilities, current	6,958	5,066
Provisions, current	1,997	2,262
Borrowings, current	21,959	14,389
	166,429	176,555
Borrowings, non-current	537,610	485,596
Pension, post-retirement and other long-term employee benefits	15,553	14,898
Share-based compensation liabilities, non-current	3,906	4,125
Non-controlling interest put options	10,391	10,499
Deferred tax liabilities	46,185	42,321
Provisions, non-current	3,812	4,194
Other liabilities	8,192	5,224
	792,078	743,412
EQUITY
Capital stock	352,971	350,267
Contributed surplus	16,961	17,074
Deficit	(91,415)	(95,814)
Accumulated other comprehensive loss	(25,707)	(21,680)
Total equity attributable to Company shareholders	252,810	249,847
Non-controlling interests	11,478	11,581
Total equity	264,288	261,428
Total liabilities and equity	1,056,366	1,004,840

Non-GAAP Financial Measures

This press release contains certain non-GAAP financial measures as defined under applicable securities legislation, including adjusted net earnings (loss), adjusted earnings (loss) per share, EBITDA, adjusted EBITDA, and free cash flows. In determining these measures, the Company excludes certain items which are otherwise included in determining the comparable GAAP financial measures. The Company believes such non-GAAP financial measures improve the period-to-period comparability of the Company’s results and provide investors with more insight into, and an additional tool to understand and assess, the performance of the Company's ongoing core business operations. As required by applicable securities legislation, the Company has provided definitions of those measures and reconciliations of those measures to the most directly comparable GAAP financial measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures set forth below and should consider non-GAAP financial measures only as a supplement to, and not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.
Adjusted Net Earnings (Loss) and Adjusted Earnings (Loss) Per Share

A reconciliation of the Company’s adjusted net earnings (loss), a non-GAAP financial measure, to IPG Net Earnings, the most directly comparable GAAP financial measure, is set out in the adjusted net earnings (loss) reconciliation table below. Adjusted net earnings (loss) should not be construed as IPG Net Earnings as determined by GAAP. The Company defines adjusted net earnings (loss) as IPG Net Earnings before (i) manufacturing facility closures, restructuring and other related charges (recoveries); (ii) advisory fees and other costs associated with mergers and acquisitions activity, including due diligence, integration and certain non-cash purchase price accounting adjustments ("M&A Costs"); (iii) share-based compensation expense (benefit); (iv) impairment of goodwill; (v) impairment (reversal of impairment) of long-lived assets and other assets; (vi) write-down on assets classified as held-for-sale; (vii) (gain) loss on disposal of property, plant, and equipment; (viii) other discrete items as shown in the table below; and (ix) the income tax effect of these items. The term “adjusted net earnings (loss)” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net earnings (loss) is not a measurement of financial performance under GAAP and should not be considered as an alternative to IPG Net Earnings as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-operating expenses, non-cash expenses and, where indicated, non-recurring expenses. In addition, adjusted net earnings (loss) is used by management in evaluating the Company’s performance because it believes it provides an indicator of the Company’s performance that is often more meaningful than GAAP financial measures for the reasons stated in the previous sentence.

Adjusted earnings (loss) per share is also presented in the following table and is a non-GAAP financial measure. Adjusted earnings (loss) per share should not be construed as IPG Net Earnings per share as determined by GAAP. The Company defines adjusted earnings (loss) per share as adjusted net earnings (loss) divided by the weighted average number of common shares outstanding, both basic and diluted. The term “adjusted earnings (loss) per share” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted earnings (loss) per share is not a measurement of financial performance under GAAP and should not be considered as an alternative to IPG Net Earnings per share as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-operating expenses, non-cash expenses and, where indicated, non-recurring expenses. In addition, adjusted earnings (loss) per share is used by management in evaluating the Company’s performance because it believes it provides an indicator of the Company’s performance that is often more meaningful than GAAP financial measures for the reasons stated in the previous sentence.

Adjusted Net Earnings Reconciliation to IPG Net Earnings
(In millions of US dollars, except per share amounts and share numbers)
(Unaudited)

	Three months ended		Nine months ended
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
	$	$	$	$
IPG Net Earnings	12.5	9.7	29.6	36.1
Manufacturing facility closures, restructuring and other related charges	1.6	5.8	5.8	5.5
M&A Costs	3.9	3.8	7.9	7.0
Share-based compensation expense	0.5	1.8	2.0	1.5
Impairment of long-lived assets and other assets	0.1	—	0.2	0.0
Loss on disposal of property, plant and equipment	0.1	0.0	0.2	0.2
Other item: special income tax events(1)	—	—	2.3	—
Income tax effect of these items	(1.3)	(2.1)	(3.8)	(2.4)
Adjusted net earnings	17.4	19.0	44.3	48.0

IPG Net Earnings per share
Basic	0.21	0.16	0.50	0.61
Diluted	0.21	0.16	0.50	0.61

Adjusted earnings per share
Basic	0.30	0.32	0.75	0.82
Diluted	0.30	0.32	0.75	0.81

Weighted average number of common shares outstanding
Basic	58,877,185	58,817,410	58,764,165	58,810,166
Diluted	59,058,758	59,081,293	58,954,685	59,111,165
(1) Represents the Proposed Tax Assessment.

EBITDA and Adjusted EBITDA

A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to net earnings (loss), the most directly comparable GAAP financial measure, is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) interest and other finance costs (income); (ii) income tax expense (benefit); (iii) amortization of intangible assets; and (iv) depreciation of property, plant and equipment. The Company defines adjusted EBITDA as EBITDA before (i) manufacturing facility closures, restructuring and other related charges (recoveries); (ii) advisory fees and other costs associated with mergers and acquisitions activity, including due diligence, integration and certain non-cash purchase price accounting adjustments ("M&A Costs"); (iii) share-based compensation expense (benefit); (iv) impairment of goodwill; (v) impairment (reversal of impairment) of long-lived assets and other assets; (vi) write-down on assets classified as held-for-sale; (vii) (gain) loss on disposal of property, plant and equipment; and (viii) other discrete items as shown in the table below. The terms "EBITDA" and "adjusted EBITDA" do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that they allow investors to make a more meaningful comparison between periods of the Company’s performance, underlying business trends and the Company’s ongoing operations. The Company further believes these measures may be useful in comparing its operating performance with the performance of other companies that may have different financing and capital structures, and tax rates. Adjusted EBITDA excludes costs that are not considered by management to be representative of the Company’s underlying core operating performance, including certain non-operating expenses, non-cash expenses and, where indicated, non-recurring expenses. In addition, EBITDA and adjusted EBITDA are used by management to set targets and are metrics that, among others, can be used by the Company’s Human Resources and Compensation Committee to establish performance bonus metrics and payout, and by the Company’s lenders and investors to evaluate the Company’s performance and ability to service its debt, finance capital expenditures and acquisitions, and provide for the payment of dividends to shareholders. The Company experiences normal business seasonality that typically results in adjusted EBITDA that is proportionately higher in the second, third and fourth quarters of the year relative to the first quarter.

EBITDA and Adjusted EBITDA Reconciliation to Net Earnings
(In millions of US dollars)
(Unaudited)

	Three months ended		Nine months ended
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
	$	$	$	$
Net earnings	12.5	9.7	29.5	36.0
Interest and other finance costs	7.3	2.5	23.7	11.3
Income tax expense	4.3	2.2	13.9	9.0
Depreciation and amortization	15.7	11.7	45.2	31.8
EBITDA	39.8	26.1	112.3	88.1
Manufacturing facility closures, restructuring and other related charges	1.6	5.8	5.8	5.5
M&A Costs	3.9	3.8	7.9	7.0
Share-based compensation expense	0.5	1.8	2.0	1.5
Impairment of long-lived assets and other assets	0.1	—	0.2	0.0
Loss on disposal of property, plant and equipment	0.1	0.0	0.2	0.2
Adjusted EBITDA	46.0	37.6	128.5	102.4

Free Cash Flows

Free cash flows is defined by the Company as cash flows from operating activities less purchases of property, plant and equipment.
The Company is reporting free cash flows, a non-GAAP financial measure, because it is used by management and investors in evaluating the Company’s performance and liquidity. Free cash flows does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Free cash flows should not be interpreted to represent the total cash movement for the period as described in the Company's Financial Statements, or to represent residual cash flow available for discretionary purposes, as it excludes other mandatory expenditures such as debt service. The Company experiences normal business seasonality that typically results in cash flows from operating activities and free cash flows that are proportionately higher in the second, third and fourth quarters of the year relative to the first quarter in line with required working capital investments.

A reconciliation of free cash flows to cash flows from operating activities, the most directly comparable GAAP financial measure, is set forth below.

Free Cash Flows Reconciliation to Cash Flows from Operating Activities
(In millions of US dollars)
(Unaudited)

	Three months ended		Nine months ended
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
	$	$	$	$
Cash flows from operating activities	48.4	13.1	61.7	20.6
Less purchases of property, plant and equipment	(9.3)	(22.9)	(38.6)	(57.6)
Free cash flows	39.0	(9.8)	23.1	(37.0)